Exhibit 99.6

CERTIFICATION PURSUANT TO

18 U.S.C. § 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Franco-Nevada Corporation (the “Company”) on Form 40-F, as amended by Amendment No. 1 on Form 40-F/A, for the year ended December 31, 2018, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David Harquail, the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.                                      The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.                                      The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 2, 2019

/s/ David Harquail
David Harquail
Chief Executive Officer